UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results dated 15th Feburary 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 15, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 15, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays Bank PLC
Preliminary Results Announcement

31st December 2010

Table of Contents

Preliminary Results Announcement                                                                                                                                                                                                                                                                                                                                      Page

Performance Highlights	2
Chief Executive's Review	4
Group Finance Director's Review	6
Condensed Consolidated Income Statement	10
Condensed Consolidated Statement of Comprehensive Income	11
Condensed Consolidated Balance Sheet	12
Condensed Consolidated Statement of Changes in Equity	13
Condensed Consolidated Cash Flow Statement	14
Risk Management	15
- Analysis of Total Assets	16
- Credit Risk	18
- Market Risk	22
- Liquidity Risk	23
- Barclays Capital Credit Market Exposures	24
Capital Resources	27
Accounting Policies	28
Notes	30
Other Information	38
Glossary of Terms	39

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

Unless otherwise stated, the income statement analyses compare the twelve months to 31st December 2010 to the corresponding twelve months of 2009 and balance sheet comparisons relate to the corresponding position at 31st December 2009. Unless otherwise stated, all disclosed figures relate to continuing operations.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 39 to 44.

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary unaudited statements of annual results must be agreed with the listed company's auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors' report to be included with the annual report and accounts. Barclays Bank PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors' report required to be included with the annual report and accounts for the year ended 31st December 2010.

The information in this announcement, which was approved by the Board of Directors on 14th February 2011, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31st December 2009, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a form 6-K to the SEC as soon as practicable following their publication. Statutory accounts for the year ended 31st December 2010, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website (www.sec.gov).

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, including capital requirements, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

2010 Performance Highlights	Year Ended	Year Ended
Group Unaudited Results	31.12.10	31.12.09
	£m	£m	% Change
Total income net of insurance claims	31,450	29,094	8
Impairment charges and other credit provisions	(5,672)	(8,071)	(30)
Net income	25,778	21,023	23
Operating expenses	(19,967)	(16,712)	19

Profit before tax	6,079	4,559	33
Own credit (gain)/charge	(391)	1,820	nm
Gains on acquisitions and disposals	(210)	(214)	(2)
Gains on debt buy-backs and extinguishments	-	(1,249)	nm
Adjusted profit before tax	5,478	4,916	11
Profit after tax	4,563	3,512	30
Profit attributable to equity holders of the parent	4,172	3,228	29

Balance Sheet and Performance Measures
Core Tier 1 ratio	10.9%	10.1%	nm
Risk weighted assets	£398bn	£383bn	4
Group liquidity pool	£154bn	£127bn	21
Adjusted gross leverage	20x	19x	nm
Group loan: deposit ratio	124%	130%	nm
Cost: income ratio	63%	57%	nm
Cost: net income ratio	77%	79%	nm
Cost: income ratio (excluding own credit)	64%	54%	nm
Cost: net income ratio (excluding own credit)	79%	73%	nm

Business Segment Analysis - Profit Before Tax
UK Retail Banking	989	710	39
Barclaycard	791	727	9
Western Europe Retail Banking	(139)	280	nm
Barclays Africa	188	104	81
Absa	616	528	17
Barclays Capital	4,780	2,464	94
Barclays Corporate	(631)	157	nm
Barclays Wealth	163	143	14
Investment Management	67	22	205
Head Office Functions and Other Operations	(745)	(576)	29

''I am proud of what we achieved in 2010, especially our profit growth and enhanced capital and liquidity positions.

We continue to believe that our integrated model provides superior benefits to our customers, clients and broader stakeholders because of its diversity by business, geography and funding source.

Our focus is on execution, which means delivering on our commitments in four key areas: maintaining a strong capital base; improving returns; delivering selective income growth; and demonstrating our credentials as a global citizen.''

Bob Diamond,Chief Executive

-	Group profit before tax of £6,079m, up 33% (2009: £4,559m)

-	Income of £31,450m, up 8% and net income of £25,778m, up 23%

-
Impairment charges of £5,672m, down 30%, giving a loan loss rate of 118bps (2009: 156bps) with a sharp decrease in impairment at Barclays Capital partially offset by a significant increase in Barclays Corporate impairment in Spain

-
 Operating expenses of £19,967m, up 19%, reflecting continued investment in the build-out of Barclays Capital and Barclays Wealth, restructuring charges, goodwill impairment and increased charges relating to prior year compensation deferrals

-	Total Group 2010 performance awards of £3.4bn, down 7% on 2009

-	Positive net income: cost"jaws" of 4%, driven by the decrease in impairment charges

-	Key measures of Group's financial strength:

-	Core Tier 1 ratio of 10.9% (2009: 10.1%) and Tier 1 capital ratio of 13.5% (2009: 13.0%)

-	Group liquidity pool of £154bn (2009: £127bn) and adjusted gross leverage of 20x (2009: 19x)

-	Gross new UK lending of £36bn (2009: £35bn) plus £7.5bn arising from acquisition of Standard Life Bank

-	Global tax paid of £6.1bn. UK tax paid of £2.8bn, including £1.3bn on behalf of staff

-	Barclays Capital profit before tax of £4,780m (2009: £2,464m) - excluding the effect of own credit, profit before tax of £4,389m, up 2% (2009: £4,284m)

-	Total income up 17% to £13,600m (2009: £11,625m) and net income up 45% to £13,057m (2009: £9,034m)

-	Fourth quarter top-line income of £3,380m, up 20% on the third quarter

-	Cost: net income ratio excluding own credit of 65% (2009: 61%)

-
Significant reduction in credit market losses through income to £124m (2009: £4,417m) and total impairment charges and other credit provisions to £543m (2009: £2,591m), including an impairment charge of £532m against the loan to Protium

-	Global Retail Banking (GRB) profit before tax of £1,829m (2009: £1,821m)

-	Total income of £10,507m (2009: £10,374m) and net income of £7,604m (2009: £7,086m)

-	Return on average risk weighted assets up to 1.7% (2009: 1.5%)

-	Absa profit before tax of £616m, up 17%, (2009: £528m)

-	Barclays Corporate loss before tax of £631m (2009: profit of £157m)

-	Profit before tax in UK & Ireland of £851m (2009: £732m)

-
Continental Europe loss before tax of £870m (2009: £142m), reflecting a significant increase in corporate impairment in Spain to £898m (2009: £268m). New Markets losses before tax of £612m (2009: £433m)

-	Non-UK & Ireland income £18,633m representing 60% of total income (2009: 55%)

Chief Executive's Review

Summary

Barclays delivered a significant increase in profit before tax in 2010 on both a headline and underlying basis. This was despite continued economic challenges in our principal markets: historically low interest rates; sluggish volumes in many market segments; and considerable regulatory uncertainty. In light of those circumstances, I am proud of what my colleagues have achieved.

2010 Performance

In his review a year ago, John Varley reiterated our focus on the three priorities that had guided us through the financial and economic crises to that point: staying close to customers and clients; managing our risks; and maintaining strategic momentum. That is where we focused our energy throughout 2010, so I will use these priorities for my review of the year.

Staying Close to Customers and Clients: Many of our customers and clients faced continued challenges throughout 2010. Our responsibility was clear - to be there for them, whatever their needs, whenever those needs arose. Our income performance in 2010 provides a good indication of the health of those customer and client relationships, with overall income up 8% to another new record. Our success by business was more mixed than I would like, reflecting either specific market dynamics or purposeful rebalancing on our part. I was particularly pleased with our income performance in UK Retail Banking, Barclays Africa and Absa, the non-US parts of our Barclaycard portfolio, the core UK arm of Barclays Corporate and Barclays Wealth. In Barclays Capital, while the absolute revenues are not yet where we want them, our progress in Equities and Investment Banking was demonstrably better in the latter half of the year and I am pleased by the way we outperformed most of our peers in the final quarter of the year.

Lending is a fundamental part of what we do to support economic growth and our customers and clients. In the UK, there remains significant political and media attention on the banks' lending delivery. In 2010, we provided £36bn of gross new lending to UK households and businesses and we added an additional £7.5bn of UK loans to our balance sheet when we acquired Standard Life Bank at the beginning of the year. We are open for business.

Managing Our Risks: I believe the outcomes on key risk-related metrics demonstrate clearly our success over the past year.

-	We ended 2010 with even stronger positions on capital and liquidity than we started the year, whilst maintaining our adjusted gross leverage;

-	Balance sheet growth was modest, particularly on a risk-weighted asset basis; and

-	Impairment was down considerably, and our 2010 loan loss rate of was materially lower than the charge in 2009, though still above our long term average over the last two decades.

Maintaining Strategic Momentum: We will continue to pursue the same strategic priorities under my leadership in 2011 that we pursued under John Varley in 2010. We remain focused on ensuring that we capitalise on the value that our universal banking model brings to our customers and clients. A key part of that remains the diversification of our business by geography, business line, client and customer types and funding sources.

Compensation

The decisions that we have made on compensation for 2010 are sensitive to the external environment. We have sought to balance this social responsibility with the requirement to attract and retain the level of qualified people we need to deliver for all our stakeholders. Our decisions are also fully compliant with the significantly altered regulations that now govern discretionary pay awards, especially the re-written FSA Remuneration Code, and with our commitments made under Project Merlin. As a result, the amount of discretionary compensation awards that are deferred has increased further; the proportion of equity in the deferral structures has increased; and we have developed an innovative structure for a deferred compensation scheme for our most senior employees that links future pay-outs under the scheme to the Group's core capital position at the time. In total, and against a backdrop of a 32% increase in Group profit before tax for 2010, our performance awards (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 7% on 2009.

1        Peer group: Bank of America, BBVA, BNP Paribas, Credit Suisse, Deutsche Bank, HSBC, JP Morgan, Morgan Stanley, Santander, Société Générale and Unicredit.

2011 Execution Priorities

At the time my succession was announced, I made it clear that I had no intention of materially altering the strategy that the Group has been pursuing for some time. My attention has been, and will continue to be, focused squarely on increasing the pace and intensity of execution of that strategy. The level of uncertainty in the economic and regulatory environment remains high, but we cannot allow that to distract us. We must make clear commitments to the market, and then deliver against them, in four areas.

1.
Capital - We must remove the uncertainty associated with the impact of the implementation of new Basel rules on our capital ratios. The combination of where we finished 2010 and the continued demonstration of our ability to generate substantial equity organically should go some way towards this. While there are significant regulatory questions to be resolved in 2011 - especially the outcome of the Financial Stability Board's deliberations on so-called "G-SIFIs" ( i.e. systemically important financial institutions at a global level, one of which we expect to be Barclays) and, in the UK, the recommendations of the Independent Commission on Banking - we believe that we will be able to manage those impacts. But we recognise that we must maintain a strict and pro-active focus on our capital levels, leverage, balance sheet growth and utilisation and the disposal of legacy assets.

2.
Returns - The new environment will necessitate lower returns than the period just preceding the recent crisis, but I believe the difference in performance between winners and losers by this vital measure will be stark. Our priority is to ensure we are a winner. The returns we are currently generating will not be acceptable to our shareholders over the medium term.

We must be in a position to deliver at least a 13% return on equity and a 15% return on tangible equity by the end of our planning cycle. We also expect our cost of equity to decline towards 10% relative to a 12.5% cost in 2010 and the 11.5% cost we have set for 2011 over this period as the worst impacts of the credit crisis abate and the major economies in which we operate return to growth.

We have instigated a disciplined, rigorous and continuous review of our portfolio to ensure that we can achieve those levels of return. We have already undertaken a strategic review of our operating model that should take out considerable running costs over the medium-term, and you should expect us to continue to act to adjust our business and asset portfolio mix as required to achieve our return goals.

3.
Top-line growth - While we are focused on improving returns, we cannot take our eye off the top-line, so we will selectively invest for growth in business areas where the return justifies it. There are clear examples across the Group, including: Barclays Wealth (where our strategic investment programme, known as our Gamma plan, is now one year into delivery); Barclaycard's Global Business Solutions activities which provides commercial payment services; monetising the build-out of Equities and Investment Banking in Barclays Capital; and capitalising on opportunities in Asia and Africa. We expect that this continued investment in growth will be largely organic, as has been our development over the past decade of Barclays Capital and Barclays Global Investors.

4.
Citizenship - In general we as banks need to do more to help foster economic growth and job creation as well as helping the public understand better the significant role we already play in this regard. I take pride in the culture at Barclays, where many of my colleagues work selflessly to help those in need in their local communities and we apply our expertise to real world issues. We must do a better job of helping those outside the organisation see the scale of what we do and the impact it has as we seek to intensify our efforts here. You can expect to hear much more from us in this space later this year.

Conclusion

I have 147,500 colleagues around the world who are focused on bringing the best of Barclays to everything that they do, everyday. They have delivered unfailingly over the past three years. We have many more challenges ahead, but I know I have their support in tackling them. It is my honour to lead them, and this great institution, as we look to deliver against the expectations of all of our stakeholders, most importantly our customers and clients, over the coming months and years.

Bob Diamond, Chief Executive

Group Finance Director's Review

Group Performance

Barclays delivered profit before tax of £6,079m in 2010, an increase of 33% (2009: £4,559m). Excluding movements on own credit, gains on debt buy-backs and gains on acquisitions and disposals, Group profit before tax increased 11% to £5,478m (2009: £4,916m).

Income increased 8% to £31,450m (2009: £29,094m). Barclays Capital reported a 17% increase in total income to £13,600m (2009: £11,625m). This reflected a substantial reduction in losses taken through income relating to credit market exposures which fell to £124m (2009: £4,417m) and a gain relating to own credit of £391m (2009: loss of £1,820m). Top-line income at Barclays Capital, which excludes these items, declined 25% to £13,333m relative to the exceptionally strong levels seen in 2009. Overall activity levels improved towards the end of the year, with top-line income in the fourth quarter of 2010 increasing 20% on the third quarter to £3,380m. Global Retail Banking income increased 1% to £10,507m, with good growth in UK Retail Banking and Barclays Africa, with income flat in Barclaycard, and a decline in Western Europe Retail Banking. Income was up 14% in Absa. Barclays Corporate reported a decrease in income of 7% and income was up 18% in Barclays Wealth.

Impairment charges and other credit provisions improved 30% to £5,672m (2009: £8,071m). This was after an increase of £630m in impairment on the Spanish loan book in Barclays Corporate - Continental Europe. All other businesses reported improvements in impairment charges. Overall impairment charges as a proportion of Group loans and advances as at 31st December 2010 was 118bps, compared to 156bps for 2009.

As a result, net income for the Group after impairment charges increased 23% to £25,778m (2009: £21,023m).

Operating expenses increased £3,255m to £19,967m, a 19% rise compared to the 23% growth in net income. Costs at Barclays Capital increased £1,703m, largely reflecting investment in the business across sales, origination, trading and research functions, investment in technology and infrastructure, and increased charges relating to prior year deferrals. Across the Group, restructuring charges totalled £330m (2009: £87m) particularly in Barclays Corporate (£119m) and Barclays Capital (£90m) focusing on delivering future cost and business efficiencies. Goodwill of £243m was written off in Barclays Corporate - New Markets to reflect impairment to the carrying value of Barclays Bank Russia business as our activities there are refocused. As a result, the Group's cost: income ratio increased to 63% (2009: 57%). The cost: net income ratio improved from 79% to 77%, reflecting the reduced impairment charges compared with 2009.

Staff costs increased 20% to £11.9bn (2009: £9.9bn), of which performance costs amounted to £3.5bn (2009: £2.8bn). Within this total, 2010 charges relating to prior year deferrals increased by £0.7bn relative to 2009. The Group 2010 performance awards (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 7% on 2009 at £3.4bn. Within this, the Barclays Capital 2010 performance awards were down 12% at £2.6bn, compared to an increase in headcount of 7%.

Business Performance

Global Retail Banking (GRB) performance exhibited encouraging signs of growing momentum against a challenging backdrop. Overall profit before tax was £1,829m (2009: £1,821m) with strong profit growth in UK Retail Banking and Barclays Africa, good growth in Barclaycard and a loss in Western Europe Retail Banking. Total GRB income increased 1% to £10,507m (2009: £10,374m) reflecting business growth, increased net interest margins in Barclaycard and Barclays Africa, a stable margin in UK Retail Banking and a lower margin in Western Europe Retail Banking. Risk appetite remained consistent with improved collections and better economic conditions leading to lower impairment which drove an improved risk adjusted net interest margin. Operating expenses increased 10% to £6,020m (2009: £5,490m) primarily due to higher pension costs, the impact of acquisitions and higher regulatory-related costs. Overall GRB return on average risk weighted assets improved to 1.7% (2009: 1.5%) and GRB's loan to deposit ratio improved to 140% (2009: 144%). The performance of the businesses within GRB is summarised below:

-
UK Retail Banking (UKRB) profit before tax increased 39% to £989m (2009: £710m), including a £100m gain on the acquisition of Standard Life Bank, with good income growth and lower impairment charges more than offsetting an increase in operating expenses. Income increased 6% to £4,518m (2009: £4,276m). Impairment charges decreased 21% to £819m (2009: £1,031m), reflecting good risk management and improving economic conditions. As a result, net income grew 14% to £3,699m (2009: £3,245m). Operating expenses increased 11% to £2,809m (2009: £2,538m), reflecting higher pension costs, the impact of the acquisition of Standard Life Bank and increased regulatory-related costs. Excluding these items, operating expenses were in line with prior year.

-
Barclaycard profit before tax increased 9% to £791m (2009: £727m) largely as a result of lower impairment charges. Income was £4,024m (2009: £4,041m) with the impact of regulation offset by business growth. Impairment charges reduced 6% to £1,688m (2009: £1,798m) as a result of focused risk management and improving economic conditions. Delinquency trends were lower in all major areas of the Barclaycard business. Operating expenses increased 3% to £1,570m (2009: £1,527m).

-
Western Europe Retail Banking incurred a loss before tax of £139m (2009: profit of £280m). The deterioration was driven by the challenging economic environment, continued investment in the franchise and £157m of profit on disposal recognised in 2009. Income fell 12% to £1,164m (2009: £1,318m) principally due to margin compression and the decline in the average value of the Euro against Sterling, partially offset by higher fees and commissions and the growth in credit cards. Impairment charges improved by 7% to £314m (2009: £338m). Operating expenses increased 16% to £1,033m (2009: £887m) mainly due to continued investment in developing the franchise in Portugal and Italy, notably the expansion of the credit card businesses in these countries.

-
Barclays Africa profit before tax increased 81% to £188m (2009: £104m). 2010 included a one-off gain of £77m from the sale of the custody business to Standard Chartered Bank which was partially offset by £40m of restructuring costs. 2009 included a one-off gain of £24m from the sale of shares in Barclays Bank of Botswana Limited. Income grew 8% to £801m (2009: £739m) as a result of improved net interest margins and income from treasury management. Impairment charges decreased 32% to £82m (2009: £121m) as a result of a better economic environment and improved collections. Operating expenses increased 13% to £608m (2009: £538m) reflecting £40m of restructuring costs, investment in infrastructure and an increase in staff-related costs.

Absa Group Limited reported profit before tax of R11,851m (2009: R9,842m), an increase of 20%. In Barclays segmental reporting, the results of the Absa credit card business are included in Barclaycard, the investment banking operations in Barclays Capital and wealth operations in Barclays Wealth. The other operations of Absa Group Limited are reported in the Absa segment.

Absa profit before tax increased 17% to £616m (2009: £528m), driven by the appreciation in the average value of the Rand against Sterling. The impact of exchange rate movements also impacted income, which increased 14%, operating expenses, which increased 25%, and impairment charges, which decreased 15%. Impairment charges in Rand terms improved 26% reflecting an improvement in economic conditions.

Barclays Capital profit before tax increased to £4,780m (2009: £2,464m). Excluding own credit, profit before tax grew 2% to £4,389m (2009: £4,284m). Total income increased 17% to £13,600m (2009: £11,625m). This reflected a significant reduction in losses taken through income relating to credit market exposures which fell to £124m (2009: £4,417m) and a gain relating to own credit of £391m (2009: loss of £1,820m). Top-line income, which excludes these items, was £13,333m, down 25% on the very strong prior year performance. Fixed Income, Currency and Commodities (FICC) top-line income of £8,811m declined 35%, reflecting lower contributions from Rates and Commodities. Equities and Prime Services top-line income of £2,040m declined 6%, as growth in cash equities and equity financing was more than offset by subdued market activity in European equity derivatives. Investment Banking top-line income of £2,243m increased 3%.

Top-line income in the fourth quarter of 2010 was £3,380m, up 20% on the third quarter of 2010 reflecting higher activity levels and contributions from Equities and Prime Services up 74% and Investment Banking up 45%. FICC top-line income was broadly in line with the prior quarter.

Impairment charges, including impairment of £532m relating to the Protium loan, which follows a reassessment of the expected realisation period, improved significantly to £543m (2009: £2,591m), resulting in a 45% increase in net income to £13,057m. Operating expenses increased 26% which largely reflected the continuing investment in our sales, origination, trading and research activities, increased charges relating to prior year deferrals and restructuring costs. Excluding the impact of own credit, the cost: net income ratio was 65% (2009: 61%) and compensation costs represented 43% of income (2009: 33%).

Barclays Corporate recorded a loss before tax of £631m (2009: profit of £157m). An improvement in the results of the profitable UK & Ireland business was more than offset by increased losses in New Markets and Continental Europe, notably Spain. Total income decreased 7% to £2,974m (2009: £3,181), reflecting lower treasury management income and reduced risk appetite outside the UK. Impairment charges increased £138m to £1,696m, with significant improvements in UK & Ireland and New Markets more than offset by an increase of £630m in Spain to £898m due to depressed market conditions in the property and construction sector. Operating expenses increased to £1,907m, principally reflecting the write-down of the £243m of goodwill relating to Barclays Bank Russia and associated restructuring costs of £25m, as well as previously announced restructuring costs of £94m in other geographies within New Markets (predominantly relating to Indonesia).

Barclays Wealth profit before tax increased 14% to £163m (2009: £143m) as very strong growth in income was partially offset by costs of the strategic investment in growing the business. Income increased 18% to £1,560m principally from strong growth in the High Net Worth businesses and higher attributable net interest income from the revised internal funds pricing mechanism. Impairment charges reduced slightly to £48m (2009: £51m). Operating expenses increased 19% to £1,349m (2009: £1,129m), principally due to the start of Barclays Wealth's strategic investment programme which accounted for £112m of additional costs, as well as the impact of growth in High Net Worth business revenues on staff and infrastructure costs.

Investment Management profit before tax of £67m (2009: £22m) principally reflected dividend income from the 19.9% holding in BlackRock, Inc. Total assets decreased to £4.6bn (2009: £5.4bn) reflecting the fair value of the 37.567m shares held in BlackRock, Inc.

Head Office Functions and Other Operations loss before tax increased by £169m to £745m (2009: loss of £576m). The results for 2009 reflected a net gain on debt buy-backs of £1,164m, while 2010 benefited from a significant decrease in the costs of the central funding activity as money market dislocations eased and a reclassification of profit from the currency translation reserve to the income statement.

Balance Sheet and Capital Management

Shareholders' Equity

Shareholders' equity, including non-controlling interests, increased 6% to £62.6bn in 2010 driven by profit after tax of £4.6bn and capital invested by Barclays PLC of £1.2bn. Net tangible asset value increased 8% to £53.9bn (2009: £49.9bn).

Balance Sheet

Total assets increased £111bn to £1,490bn in 2010. The biggest increases were in cash and balances at central banks, trading portfolio assets and reverse repurchase lending. Loans and advances increased by £4bn and derivative assets and liability balances increased marginally. Adjusted gross leverage, being the multiple of adjusted total tangible assets over total qualifying Tier 1 capital, was 20x as at 31st December 2010 (2009: 19x).

Capital Management

At 31st December 2010, on a Basel II basis, the Group's Core Tier 1 ratio was 10.9% (2009: 10.1%) and the Tier 1 ratio was 13.5% (2009: 13.0%), representing a strengthening of our capital ratios ahead of the effects of expected regulatory capital changes.

Risk weighted assets increased 4% from £383bn to £398bn in 2010. Year on year there was a £22bn reduction in underlying risk weighted assets (predominantly in Barclays Capital) as a result of capital management efficiencies and reduced levels of risk and inventory. This was offset by both methodology and model changes, which increased risk weighted assets by approximately £28bn. Foreign exchange and other movements accounted for a further increase of £9bn.

The Basel Committee of Banking Supervisors issued final Basel III guidelines in December 2010 and January 2011. The new standards include changes to risk weights applied to our assets and to the definition of capital resources and are applicable from 1st January 2013 with some transitional rules to 2018. The Basel III guidelines have yet to be implemented into European and UK law and therefore remain subject to refinement and change. Recognising the new rules are not complete, based on our current assessment of the guidelines, we expect that we will continue to have a strong capital position post implementation.

Liquidity and Funding

The liquidity pool held by the Group increased £27bn to £154bn at 31st December 2010 (2009: £127bn), of which £140bn was in FSA-eligible pool assets.

The Basel III guidelines propose two new liquidity metrics: the Liquidity Coverage Ratio, which measures short term liquidity stress and is broadly consistent with the FSA framework, and the Net Stable Funding Ratio, which measures the stability of long term structural funding. Applying the metrics to the Group balance sheet as at 31st December 2010, the Liquidity Coverage Ratio was estimated at 80% and the Net Stable Funding Ratio was estimated at 94%.

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. As at 31st December 2009, the Group had £15bn of publicly issued term debt maturing during 2010. The corresponding figure for 2011 is £25bn. During 2010 the Group issued approximately £35bn of term funding, which refinanced the 2010 requirement, comprising both maturities and early repayments, as well as pre-financed some of the 2011 and 2012 maturities. Additional term funding raised in 2011 will support balance sheet growth, further extension of liability maturities and strengthening of our liquidity position.

Outlook

We have had a good start to 2011 benefitting from higher volumes. Group income and profit before tax in January were ahead of 2010 average monthly run rates.

The Group is embarking on a programme to reduce its underlying cost base, with a view to ensuring that costs increase at a rate slower than income.  We continue to see good impairment trends across the Group and are cautiously optimistic that we will see a further improvement in 2011, albeit at a lower rate than in 2010.

Our balance sheet in 2011 will be impacted by the implementation of new regulatory requirements for market risk which we currently expect to add around £50bn to our total risk weighted assets and have a corresponding impact on our capital ratios. We will continue to manage balance sheet growth cautiously, whilst ensuring that the lending capacity we have committed to put in place in the UK is available. We will also maintain a conservative but progressive dividend policy pending further clarity regarding the final capital, liquidity and other prudential requirements that may be made of us by our regulators.

Chris Lucas, Group Finance Director

Condensed Consolidated Financial Statements Condensed Consolidated Income Statement
		Year Ended	Year Ended
Continuing Operations		31.12.10	31.12.09
	Notes1	£m	£m
Net interest income	1	12,518	11,669
Net fee and commission income	2	8,871	8,418
Net trading income	3	8,080	6,994
Net investment income		1,490	283
Net premiums from insurance contracts		1,137	1,172
Gains on debt buy backs and extinguishers		-	1,249
Other income		118	140
Total income		32,214	29,925

Net claims and benefits incurred on insurance contracts		(764)	(831)
Total income net of insurance claims		31,450	29,094
Impairment charges and other credit provisions		(5,672)	(8,071)
Net income		25,778	21,023

Staff costs		(11,916)	(9,948)
Administration and general expenses		(6,581)	(5,557)
Depreciation of property, plant and equipment		(790)	(759)
Amortisation of intangible assets		(437)	(447)
Goodwill impairment		(243)	(1)
Operating expenses	4	(19,967)	(16,712)

Share of post-tax results of associates and joint ventures		58	34
Profit on disposal of subsidiaries, associates and joint ventures		81	188
Gains on acquisitions		129	26
Profit before tax from continuing operations		6,079	4,559
Tax on continuing operations	5	(1,516)	(1,047)
Profit after tax from continuing operations		4,563	3,512
Profit after tax from discontinued operations including gain on disposal		-	6,777
Profit after tax		4,563	10,289

Profit Attributable to Equity Holders of the Parent from:
Continuing operations		4,172	3,228
Discontinued operations		-	6,765
Total		4,172	9,993
Profit attributable to non-controlling interests	7	391	296

1 For notes see pages 30 to 37.

Condensed Consolidated Statement of Comprehensive Income

	Year Ended	Year Ended
	31.12.10	31.12.09
	£m	£m
Profit after tax	4,563	10,289

Other Comprehensive Income
Continuing operations
Currency translation movements	1,177	(855)
Available for sale investments	(1,255)	1,143
Cash flow hedges	(44)	100
Other	59	217
Other comprehensive income for the year, net of tax, from continuing operations	(63)	605
Other comprehensive income for the year, net of tax, from discontinued operations	-	(58)
Total comprehensive income for the year	4,500	10,836

Attributable to:
Equity holders of the parent	3,609	10,286
Non-controlling interests	891	550
Total comprehensive income for the year	4,500	10,836

Condensed Consolidated Balance Sheet
		As at	As at
Assets		31.12.10	31.12.09
	Notes1	£m	£m
Cash and balances at central banks		97,630	81,483
Items in the course of collection from other banks		1,384	1,593
Trading portfolio assets		168,930	151,395
Financial assets designated at fair value	9	41,485	42,568
Derivative financial instruments	8	420,319	416,815
Loans and advances to banks		37,799	41,135
Loans and advances to customers		427,942	420,224
Reverse repurchase agreements and other similar secured lending		205,772	143,431
Available for sale financial investments		65,440	56,651
Current and deferred tax assets	5	2,713	2,652
Prepayments, accrued income and other assets		5,269	6,358
Investments in associates and joint ventures		518	422
Goodwill and intangible assets		8,697	8,795
Property, plant and equipment		6,140	5,626
Total assets		1,490,038	1,379,148

Liabilities
Deposits from banks		77,975	76,446
Items in the course of collection due to other banks		1,321	1,466
Customer accounts		345,802	322,455
Repurchase agreements and other similar secured borrowing		225,534	198,781
Trading portfolio liabilities		72,693	51,252
Financial liabilities designated at fair value	9	97,729	87,881
Derivative financial instruments	8	405,516	403,416
Debt securities in issue		156,623	135,902
Accruals, deferred income and other liabilities		13,233	14,241
Current and deferred tax liabilities	5	1,160	1,434
Subordinated liabilities		28,499	25,816
Provisions		947	590
Retirement benefit liabilities		365	769
Total liabilities		1,427,397	1,320,449

Shareholders' Equity
Shareholders' equity excluding non-controlling interests		59,174	55,925
Non-controlling interests	7	3,467	2,774
Total shareholders' equity		62,641	58,699

Total liabilities and shareholders' equity		1,490,038	1,379,148

1 For notes, see pages 30 to 37.

Condensed Consolidated Statement of Changes in Equity
Year Ended 31.12.10	Called up Share Capital and Share Premium1	Other Reserves	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1st January 2010	14,494	4,342	37,089	55,925	2,774	58,699
Profit after tax	-	-	4,172	4,172	391	4,563
Other comprehensive income net of tax:
Currency translation movements	-	742	-	742	435	1,177
Available for sale investments	-	(1,264)	-	(1,264)	9	(1,255)
Cash flow hedges	-	(100)	-	(100)	56	(44)
Other	-	45	14	59	-	59
Total comprehensive income for the year	-	(577)	4,186	3,609	891	4,500
Equity settled share schemes	-	-	830	830	-	830
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(718)	(718)	-	(718)
Capital injection from Barclays PLC	-	-	1,214	1,214	-	1,214
Dividends paid	-	-	(235)	(235)	(158)	(393)
Dividends on preference shares and other shareholders' equity	-	-	(645)	(645)	-	(645)
Net decrease in other shareholders' equity arising on acquisitions, disposals and capital issuances	-	(487)	-	(487)	-	(487)
Other reserve movements	-	(48)	(271)	(319)	(40)	(359)
Balance at 31st December 2010	14,494	3,230	41,450	59,174	3,467	62,641

Year Ended 31.12.09

Balance at 1st January 2009	14,458	4,287	22,457	41,202	2,372	43,574
Profit after tax	-	-	9,993	9,993	296	10,289
Other comprehensive income net of tax from continuing operations:
Currency translation movements	-	(1,140)	-	(1,140)	285	(855)
Available for sale investments	-	1,155	-	1,155	(12)	1,143
Cash flow hedges	-	119	-	119	(19)	100
Other	-	47	170	217	-	217
Other comprehensive income net of tax discontinued operations	-	(75)	17	(58)	-	(58)
Total comprehensive income for the year	-	106	10,180	10,286	550	10,836
Issue of new ordinary shares	25	-	-	25	-	25
Equity settled share schemes	-	-	298	298	-	298
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(80)	(80)	-	(80)
Capital injection from Barclays PLC	-	-	4,850	4,850	-	4,850
Dividends paid	-	-	(103)	(103)	(132)	(235)
Dividends on preference shares and other shareholders' equity	-	-	(599)	(599)	-	(599)
Net increase/decrease in non-controlling interests arising on acquisitions, disposals and capital issuances	-	-	-	-	(82)	(82)
Other reserve movements	11	(51)	86	46	66	112
Balance at 31st December 2009	14,494	4,342	37,089	55,925	2,774	58,699

1 Details of share capital are shown in note 10.

Condensed Consolidated Cash Flow Statement
	Year Ended	Year Ended
Continuing Operations	31.12.10	31.12.09
	£m	£m
Profit before tax	6,079	4,559
Adjustment for non-cash items	(11)	13,092
Changes in operating assets and liabilities	13,084	24,946
Corporate income tax paid	(1,430)	(1,176)
Net cash from operating activities	17,722	41,421
Net cash from investing activities	(5,627)	12,260
Net cash from financing activities	1,123	(610)
Net cash from discontinued operations	-	(376)
Effect of exchange rates on cash and cash equivalents	3,842	(2,864)
Net increase in cash and cash equivalents	17,060	49,831
Cash and cash equivalents at beginning of year	114,340	64,509
Cash and cash equivalents at end of year	131,400	114,340

Risk Management

Overview

Barclays has clear risk management objectives, a well-established strategy to deliver these objectives, and a robust framework for managing risk. The Group's approach to identifying, assessing, managing and reporting risks is formalised in its Principal Risk framework. This:

-	Creates clear ownership and accountability

-	Ensures that the Group's risk exposures are understood and managed in accordance with agreed risk appetite (for financial risks) and risk tolerances (for non-financial risks)

-	Ensures regular reporting of both risk exposures and the operating effectiveness of controls

The Group's Principal Risks, together with references to where areas of significant risk affecting the 2010 results are described, are as follows:

Principal Risks	Analysis Relating to Key Risks	Page
Retail and Wholesale Credit Risk
-      Analysis of total assets by valuation basis and underlying asset class
-      Overview of credit risk management and impairment analysis
-      Analysis of loans and advances to customers and banks
-      Wholesale credit risk
-      Retail credit risk
-      Barclays Capital Credit Market Exposures
		16 18 19 20 21 24
Market Risk	- Overview of market risk and, in particular, Barclays Capital's DVaR	22
Liquidity Risk	- Overview of liquidity risk, including the Group's liquidity pool	23
Legal Risk	- Significant litigation matters, including legal challenges with respect to the acquisition of most of the assets of Lehman Brothers Inc.	35
Regulatory Risk	- Significant regulatory matters, including structural changes to the UK and global regulatory environment and the recent developments in relation to historical sales of Payment Protection Insurance	36
Capital Risk	- Overview of Capital Resources	27

The other Principal Risks that form part of the Group's Principal Risk Framework but are not covered in the Preliminary Announcement are: People Risk, Operations Risk, Taxation Risk, Technology Risk, Financial Reporting Risk and Financial Crime Risk. These will be covered in the Annual Report and Accounts.

Analysis of Total Assets by Valuation Basis and Underlying Asset Class
		Accounting Basis
Assets as at 31.12.10	Total Assets	Cost Based Measure	Fair Value
	£m	£m	£m
Cash and balances at central banks	97,630	97,630	-

Items in the course of collection from other banks	1,384	1,384	-

Debt securities & other eligible bills	139,240	-	139,240
Equity securities	25,676	-	25,676
Traded loans	2,170	-	2,170
Commodities6	1,844	-	1,844
Trading portfolio assets	168,930	-	168,930

Loans and advances	22,352	-	22,352
Debt securities	1,918	-	1,918
Equity securities	5,685	-	5,685
Other financial assets7	10,101	-	10,101
Held in respect of linked liabilities to customers under investment contracts8	1,429	-	1,429
Financial assets designated at fair value	41,485	-	41,485

Derivative financial instruments	420,319	-	420,319

Loans and advances to banks	37,799	37,799	-

Loans and advances to customers	427,942	427,942	-

Debt securities & other eligible bills	59,629	-	59,629
Equity securities	5,811	-	5,811
Available for sale financial instruments	65,440	-	65,440

Reverse repurchase agreements and other similar secured lending	205,772	205,772	-

Other assets	23,337	21,767	1,570

Total assets as at 31.12.10	1,490,038	792,294	697,744

Total assets as at 31.12.09	1,379,148	710,512	668,636

1 Further analysis of loans and advances is on page 19.

2 Further analysis of derivatives is on page 32.

3 Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.

4 Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

5 Undrawn commitments of £264m (2009: £257m) are off-balance sheet and therefore not included in the table above.

Analysis of Total Assets						Sub Analysis
Loans and Advances1	Derivatives2	Debt Securities & Other Bills	Reverse Repurchase Agreements3	Equity Securities4	Other	Credit Market Exposures5
£m	£m	£m	£m	£m	£m	£m
-	-	-	-	-	97,630	-

-	-	-	-	-	1,384	-

-	-	139,240	-	-	-	154
-	-	-	-	25,676	-	-
2,170	-	-	-	-	-	-
-	-	-	-	-	1,844	-
2,170	-	139,240	-	25,676	1,844	154

22,352	-	-	-	-	-	4,712
-	-	1,918	-	-	-	345
-	-	-	-	5,685	-	743
-	-	-	7,559	-	2,542	-
-	-	-	-	-	1,429	-
22,352	-	1,918	7,559	5,685	3,971	5,800

-	420,319	-	-	-	-	1,922

37,799	-	-	-	-	-	-

427,942	-	-	-	-	-	13,691

-	-	59,629	-	-	-	407
-	-	-	-	5,811	-	-
-	-	59,629	-	5,811	-	407

-	-	-	205,772	-	-	-

-	-	-	-	-	23,337	1,651

490,263	420,319	200,787	213,331	37,172	128,166	23,625

487,268	416,815	180,334	151,188	32,753	110,790	26,601

6 Commodities primarily consist of physical inventory positions.

7 These instruments consist primarily of reverse repurchase agreements designated at fair value.

8       Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Overview of Credit Risk Management

The granting of credit is one of the Group's major sources of income and, as the most significant risk, the Group dedicates considerable resources to managing its credit risk.

Barclays has structured the responsibilities of credit risk management so that ownership of the risk is held by the business management team. At the same time, credit sanctioning decisions are performed by risk officers who are independent of the business line but are positioned in the business, whilst ensuring robust review and challenge of credit sanctioning, portfolio performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the business risk directors in those businesses who, in turn, report to the heads of their businesses and to the Chief Risk Officer.

The role of the Group Risk function is to provide Group-wide direction, risk appetite policy, oversight and challenge of credit risk-taking. Group Risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting Group Credit Risk Policies. Group Risk also provides technical support, review and validation of credit risk measurement models across the Group, and conformance testing of control processes.

Credit risk management also relies on the use of the risk appetite framework which consists of two elements: 'Financial Volatility' and 'Mandate & Scale'. Taken as a whole, the risk appetite framework provides a basis for the allocation and control of risk capacity across Barclays Group.

The annual setting of Financial Volatility risk appetite considers the Group's chosen risk profile as it affects the strategic objectives and business plans of the Group, including the protection of capital levels, the control of loss levels, the achievement of annual financial targets and the payment of dividends. If the projections entail too high a level of risk, management will challenge each area to find new ways to rebalance the business mix to incur less overall risk. Performance against Risk Appetite is measured and reported to the Executive and the Board regularly during the year.

The second element to the setting of risk appetite in Barclays is an extensive system of Mandate & Scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within Barclays mandate (i.e. aligned to the expectations of external stakeholders), and are of an appropriate scale (relative to the risk and reward of the underlying activities). Barclays achieves this by using limits and triggers to avoid concentrations which would be out of line with external expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or of the Group. These limits are set by the independent Risk function, formally monitored each month and subject to Board-level oversight.

Analysis of Loans and Advances to Customers and Banks

As at 31.12.10	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans1	CRLs % of Gross L&A1	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Wholesale - customers	204,991	5,501	199,490	11,716	5.7%	2,347	114
Wholesale - banks	37,847	48	37,799	35	0.1%	(18)	(5)
Total Wholesale	242,838	5,549	237,289	11,751	4.8%	2,329	96

Retail - customers	235,335	6,883	228,452	12,571	5.3%	3,296	140
Total Retail	235,335	6,883	228,452	12,571	5.3%	3,296	140

Loans and Advances at Amortised Cost	478,173	12,432	465,741	24,322	5.1%	5,625	118

Loans and Advances Held at Fair Value	24,522	n/a	24,522

Total Loans and Advances	502,695	12,432	490,263

As at 31.12.09
Wholesale - customers	217,470	4,616	212,854	10,982	5.0%	3,428	158
Wholesale - banks	41,196	61	41,135	57	0.1%	11	3
Total Wholesale	258,666	4,677	253,989	11,039	4.3%	3,439	133

Retail - customers	213,489	6,119	207,370	11,503	5.4%	3,919	184
Total Retail	213,489	6,119	207,370	11,503	5.4%	3,919	184

Loans and Advances at Amortised Cost	472,155	10,796	461,359	22,542	4.8%	7,358	156

Loans and Advances Held at Fair Value	25,909	n/a	25,909

Total Loans and Advances	498,064	10,796	487,268

1
 Excludes from credit risk loans (CRLs) the loan to Protium of £7,560m against which an impairment of £532m is held.  Including the impact of the loan to Protium wholesale CRLs and CRLs % of Gross L&A were £19,311m and 8.0% and Group CRLs and CRLs % of Gross L&A were £31,882m and 6.7% respectively.  See page 26 for further details.

Wholesale Credit Risk

Loans and advances to customers and banks in the wholesale portfolios decreased 6% to £242,838m (2009: £258,666m), including a fall of 8% in Barclays Capital to £152,711m (2009: £165,624m) due to a reduction in borrowings offset by a net depreciation in the value of Sterling relative to other currencies. Loans and advances in Barclays Corporate fell 6% to £66,961m (2009: £71,125m), due to reduced customer demand in UK & Ireland. The 21% increase in balances to £12,188m at Absa was due to the appreciation in the value of the Rand against Sterling during 2010.

In the wholesale portfolios, the impairment charge against loans and advances fell by 32% to £2,329m (2009: £3,439m) mainly due to lower charges against credit market exposures in Barclays Capital. In addition there was a release in the non-credit market related loan book. This was partially offset by an increase in the Barclays Corporate impairment charge as deteriorating credit conditions in the Spanish property and construction sector led to significantly higher charges in Continental Europe, although this was partially mitigated by lower default rates and fewer single name charges in UK & Ireland and New Markets. In addition, wholesale impairment reflected £532m relating to the Protium loan.

Loans and advances net of impairment decreased 7% to £237,289m (2009: £253,989m). This is mainly made up of Barclays Capital which decreased 8% to £149,675m (2009: £162,599m) and Barclays Corporate which decreased 7% to £64,975m (2009: £69,921m).

The loan loss rate across the Group's wholesale portfolios for 2010 was 96bps (full year 2009: 133bps), reflecting the fall in impairment. Excluding Protium, the CRL coverage ratio was 42.7% in the wholesale portfolio (2009: 42.4%).

The principal uncertainties relating to the performance of the wholesale portfolios in 2011 include the:

-	Extent and sustainability of economic recovery particularly in the UK, US, Spain and South Africa

-	Potential for large single name losses and deterioration in specific sectors and geographies

-	Possible deterioration in remaining credit market exposures, including commercial real estate and leveraged finance

-	Impact of potentially deteriorating sovereign credit quality

-	Potential impact of increasing inflation on economic growth and corporate profitability

Retail Credit Risk

Gross loans and advances to customers in the retail portfolios increased 10% to £235,335m (2009: £213,489m). In UK Retail Banking, the increase of 13% to £113,800m (2009: £101,064m) primarily reflected increased lending in the UK Home Finance portfolio and the acquisition of Standard Life Bank at the start of 2010. Barclays Wealth loans and advances increased 36% to £13,584m (2009: £9,972m) primarily due to growth in High Net Worth lending. Western Europe Retail Banking loans and advances to customers increased 6%, which primarily reflected growth in Italian mortgages and the acquisition of Citigroup's credit card business in Italy, partially offset by the depreciation in the value of the Euro against Sterling. Absa balances increased 12% due to the appreciation in the value of the Rand against Sterling during 2010.

Loans and advances net of impairment were £228,452m on 31st December 2010 (2009: £207,370m), of which Home Loans were £168,055m (2009: £149,099m), Credit Cards and Unsecured loans were £39,171m (2009: £39,012m), and Other Retail Lending were £21,226m (2009: £19,259m).

Home Loans net of impairment to retail customers rose by 13% to £168,055m (2009: £149,099m) principally due to an increase in the UK Home Loan portfolios within UK Retail Banking which grew 15% to £101,210m (2009: £87,943m).  Home Loans represented 74% of total retail loans and advances to customers on 31st December 2010 (2009: 72%).

In Retail portfolios, the impairment charge against loans and advances fell 16% to £3,296m (2009: £3,919m) as a result of lower charges across all businesses. This reflected the improving economic conditions compared to 2009, particularly in the labour and housing sectors, the continuing low interest rate environment, credit actions taken and an improved collections performance. This improvement was partially offset by the impact of a fall in house prices in Spain.

The loan loss rate across the Group's Retail portfolios for 2010 was 140bps (2009: 184bps).

The principal uncertainties relating to the performance of the Group's retail portfolios in 2011 include:

-	The increase in unemployment due to fiscal-tightening and other measures

-	Sustainability of economic recovery particularly in the UK, US, Spain and South Africa

-	Impact of rising inflation and the speed and extent of interest rate rises on affordability

-	The possibility of any further falls in residential property prices in the UK, South Africa and Western Europe

Market Risk

Risk Measurement and Control

Barclays uses a range of complementary technical approaches to measure and control traded market risk including: Daily Value at Risk (DVaR), Expected Shortfall, 3W, Primary and Secondary risk factor stress testing and Combined scenario stress testing.

DVaR, Expected Shortfall and 3W metrics are estimated from the same data set. DVaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. Barclays Capital uses the historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level. Expected Shortfall is the average of all one day hypothetical losses beyond DVaR while 3W is the average of the three largest one day estimated losses.

Market volatility increased in 2010 due to concerns over future economic growth and the sovereign debt crisis, but remained below the extreme levels observed in 2008. The extreme observations began to roll-out of the two year DVaR historical data set in September 2010 and were replaced in the data time series by less volatile 2010 observations.

Barclays Capital's DVaR model has also been approved by the FSA to calculate regulatory capital for trading book portfolios. The FSA categorises a DVaR model as green, amber or red depending on the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. For Barclays Capital's trading book, green model status has been maintained for 2010 and 2009. Internally, DVaR is calculated for the trading book and certain banking books.

Stress Testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress testing applies stress moves to key liquid risk factors for each of the major trading asset classes including interest rate, credit spread, commodity, equity and foreign exchange. Secondary stress testing applies stress moves to less liquid risks such as option volatility skew. Combined scenario stress testing applies simultaneous shocks to several risk factors, reflecting a defined extraordinary, but plausible scenario.

Market Risk is controlled through the use of limits, where appropriate, on the above risk measures. DVaR limits are set at the total Barclays Capital level, risk factor level e.g. interest rate risk, and business line level e.g. Emerging Markets. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also in place.

Analysis of Barclays Capital's Market Risk Exposure

The trading environment in 2010 was characterised by weak underlying economic growth as well as unclear market direction resulting in lower client activity. In this environment, Barclays Capital's market risk exposure, as measured by average total DVaR, decreased by 31% to £53m (2009: £77m). The reduction was due to a fall in exposures reflecting the lower client activity, increased diversification, and the rolling-off of the 2008 extremely volatile historical data points.

The two main risk factors with material DVaR were credit spread and interest rate. The average DVaR for each of these decreased by £10m (17%) and £11m (25%) respectively. Total DVaR as at 31st December 2010 was £48m (2009: £55m).

Expected Shortfall and 3W in 2010 averaged £78m and £144m respectively representing decreases of £43m (36%) and £65m (31%) compared to 2009.

As we enter 2011, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets future economic growth against a background of fiscal pressures, accommodatory monetary policy and exogenous economic events.

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group's liquidity risk. The objective of the Liquidity Framework is for the Group to have sufficient liquidity to continue to operate for at least the minimum period specified by the FSA in the event that the wholesale funding markets are neither open to Barclays nor to the market as a whole. Stress tests applied under the Liquidity Framework consider a range of possible wholesale and retail factors leading to loss of financing including:

-	Maturing of wholesale liabilities

-	Loss of secured financing and widened haircuts on remaining book

-	Retail and commercial outflows from savings and deposit accounts

-	Drawdown of loans and commitments

-	Potential impact of a 2 notch ratings downgrade

-	Withdrawal of initial margin amounts by counterparties

These stressed scenarios are used to assess the appropriate level for the Group's liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 31st December 2010 was £154bn gross (2009: £127bn) and comprised the following cash and unencumbered assets (of which £140bn are FSA eligible). The Group maintains additional liquid assets to support ongoing business requirements such as payment services. The cost of the Group liquidity pool for 2010 is approximately £900m, an increase on the previous year. This cost has been allocated on the basis of the projected stress outflows arising in each relevant business.

Liquidity Regulation

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. Calibration of the Group's Liquidity Framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

The Basel Committee of Banking Supervisors (BCBS) issued its final guidelines for liquidity risk management, standards and monitoring in December 2010. These guidelines include a short term liquidity stress metric (the Liquidity Coverage Ratio (LCR)) and a longer term liquidity metric (the Net Stable Funding Ratio (NSFR)). The BCBS guidelines have yet to be implemented into European and UK law and therefore remain subject to refinement and change.

However, the Group monitors compliance against these BCBS metrics and the FSA is expected to bring its ILG metrics into line with the Basel LCR over time. Applying the expected BCBS guidelines to the Group's liquidity position as at 31st December 2010, the relevant ratios were estimated at 80% of the LCR requirement and 94% of the NSFR requirement.

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance and a loan to Protium Finance LP. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances and write-downs presented below represent credit market exposures held at the time of the market dislocation in mid-2007. Similar assets acquired subsequent to the market dislocation are actively traded in secondary markets and are therefore excluded from this disclosure.

The balances and write-downs to 31st December 2010 are set out by asset class below:

Barclays Capital Credit Market Exposures1
						Year Ended 31.12.10
US Residential Mortgages		As at 31.12.10	As at 31.12.09	As at 31.12.10	As at 31.12.09	Fair Value (Losses)/ Gains	Impairment (Charge)/ Release	Total (Losses)/ Gains
	Notes	$m	$m	£m	£m	£m	£m	£m
ABS CDO Super Senior	A1	3,085	3,127	1,992	1,931	-	137	137
Other US sub-prime and Alt-A2	A2	1,025	1,447	662	894	(43)	(11)	(54)
Monoline protection on US RMBS		-	9	-	6	(1)	-	(1)

Commercial Mortgages
Commercial real estate loans and properties	B1	11,006	12,525	7,106	7,734	(110)	-	(110)
Commercial Mortgaged Backed Securities2	B1	184	352	119	218	(5)	-	(5)
Monoline protection on CMBS		18	49	12	30	40	-	40

Other Credit Market
Leveraged Finance3	C1	7,636	8,919	4,930	5,507	-	(242)	(242)
SIVs, SIV -Lites and CDPCs	C2	618	896	399	553	50	27	77
Monoline protection on CLO and other	C3	2,541	3,443	1,641	2,126	(55)	-	(55)

Loan to Protium	D	10,884	12,727	7,028	7,859	-	(532)	(532)

Total		36,997	43,494	23,889	26,858	(124)	(621)	(745)

During the year ended 31st December 2010, these credit market exposures decreased £2,969m to £23,889m (2009: £26,858m). The decrease reflected net sales and paydowns and other movements of £3,000m and total write-downs of £745m, offset by foreign exchange rate movements of £776m, primarily relating to the appreciation of the US Dollar against Sterling.

In the year ended 31st December 2010, write-downs comprised £621m (2009: £1,669m) of impairment charges and £124m (2009: £4,417m) of net fair value losses through income. Total write-downs included an impairment charge of £532m (2009: £nil) against the loan to Protium, losses of £75m (2009: £3,007m) against commercial mortgage positions and losses of £220m (2009: £997m) against other credit market positions, partially offset by a gain of £82m (2009: loss of £2,082m) against US residential mortgage positions.

1 As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2 31st December 2009 comparatives have been restated to exclude actively traded positions relating to other US sub-prime and Alt-A of £498m and commercial mortgage-backed securities of £253m.

3 Includes undrawn commitments of £264m (2009: £257m).

A.            US Residential Mortgages

A1.          ABS CDO Super Senior

ABS CDO Super Senior positions at 31st December 2010 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables. The positions increased £61m to £1,992m (2009: £1,931m). Net exposures are stated after impairment charges, of which £137m was written back in the current year (2009: charge of £714m). There was also an increase of £87m resulting from appreciation in the value of the US Dollar against Sterling, offset by amortisation of £163m in the year. These balances equated to a 50% mark after impairment and subordination (2009: 49%).

A2.          Other US Sub-Prime and Alt-A

Other US sub-prime and Alt-A positions at 31st December 2010 were £662m (2009: £894m). The decrease reflects net sales and paydowns and other movement of £214m and total write-downs of £54m, partially offset by appreciation of the US Dollar against Sterling of £36m.

B.            Commercial Mortgages

B1.          Commercial Real Estate and Mortgage-Backed Securities

Commercial mortgages include commercial real estate loans of £5,455m (2009: £6,534m), commercial real estate properties owned of £1,651m (2009: £1,200m) and commercial mortgage-backed securities of £119m (2009: £218m).

Commercial Real Estate Loans and Properties Owned

In the year ended 31st December 2010, commercial real estate loans and properties owned decreased by £628m to £7,106m (2009: £7,734m). The decrease was driven by net sales, paydowns and restructuring of £374m in the US, £320m in the UK and Europe, and £18m in Asia, as well as losses of £110m (2009: £2,466m), of which £47m related to the US, £13m to UK and Europe, and £50m to Asia. This was offset by the appreciation in value of other currencies against Sterling of £194m.

The geographic distribution of commercial real estate loans comprised 50% UK and Europe, 45% US and 5% Asia.

One large position comprised 35% of the total US commercial real estate loan balance. The remaining 65% of the US portfolio comprised 51 positions.

The UK and Europe portfolio comprised 45 positions at 31st December 2010. In Europe, protection is provided by loan covenants and periodic LTV retests, which cover 77% of the portfolio. 53% of the German portfolio related to one position secured on residential assets.

Commercial Mortgage Backed Securities

In the year ended 31st December 2010, commercial mortgage backed securities positions decreased £99m to £119m (2009: £218m), primarily due to net sales and paydowns of £120m.

C.            Other Credit Market

C1. Leveraged Finance

At 31st December 2010, the net exposure relating to leveraged finance loans reduced £577m to £4,930m (2009: £5,507m) reflecting net paydowns and other movements of £302m, impairment charges of £242m (2009: £396m) and the depreciation of the Euro against Sterling driving currency decreases of £33m.

C2.          SIVs, SIV-Lites and CDPCs

SIV and SIV-lite positions comprise liquidity facilities and derivatives. At 31st December 2010 exposures decreased by £139m to £391m (2009: £530m).

Credit Derivative Product Companies (CDPCs) positions at 31st December 2010 reduced by £15m to £8m (2009: £23m).

C3.          Monoline Protection on CLO and Other

The movement in net exposure of £485m was driven by a decrease in the fair value exposure to monoline insurers of £527m and credit valuation adjustments of £55m (2009: £528m), offset by currency appreciation of £97m.

CLO assets wrapped by non-investment grade rated monolines and classified as loans and receivables declined to a fair value of £5,873m (2009: £7,994m), following the unwinding of certain protection during the year with a notional of £2,745m. As a result, there were CLO assets with a fair value of £1,969m at 31st December 2010 (2009: nil) no longer protected by a monoline insurer. The remaining assets continue to be measured at fair value through profit and loss.

D.            Protium

On 16th September 2009, Barclays Capital sold assets of £7,454m ($12,285m), including £5,087m ($8,384m), in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction Barclays extended a $12,641m 10 year loan to Protium.

The table below includes all assets held by Protium as collateral for the loan. At 31st December 2010, there were assets wrapped by a monoline insurer with a fair value of $4,806m (2009: $4,095m). Following the commutation of contracts with one monoline insurer in January 2011, there are no longer any assets wrapped by monoline insurers. Cash and cash equivalents at 31st December 2010 were $1,364m (2009: $688m) including cash realised from sales and paydowns and funds available to purchase third party assets. Other assets at 31st December 2010 were $811m (2009: $567m) including residential mortgage-backed securities purchased by Protium post inception and other asset-backed securities.

Principal and interest payments have been received in accordance with contractual terms. However, following a reassessment of the expected realisation period, the loan is carried at an amount equivalent to the fair value of the underlying collateral. This has resulted in an impairment charge of $824m (£532m).

The loan decreased in local currency between 31st December 2009 and 31st December 2010 primarily due to principal repayments of $993m, the impairment charge of $824m and accrued interest decreases of $26m. Interest payments of $407m were received during the year.

Protium Assets	As at 31.12.10	As at 31.12.09	As at 16.09.09	As at 31.12.10	As at 31.12.09	As at 16.09.09
	$m	$m	$m	£m	£m	£m
Other US sub-prime whole loans and real estate	817	1,038	1,124	528	641	682
Other US sub-prime securities	631	578	513	407	357	311
Total other US sub-prime	1,448	1,616	1,637	935	998	993

Alt-A	2,230	2,112	2,185	1,440	1,304	1,326
Monoline protection	225	3,300	4,562	145	2,038	2,768

Credit market related assets	3,903	7,028	8,384	2,520	4,340	5,087

Fair value of underlying US RMBS	519	723	655	335	447	397
Fair value of underlying CMBS	3,257	2,350	1,897	2,103	1,451	1,151
Fair value of underlying CLO and other	1,030	1,022	1,040	665	631	631
Fair value of underlying assets wrapped by monoline insurer	4,806	4,095	3,592	3,103	2,529	2,179

Cash and cash equivalents	1,364	688	250	881	425	152
Other assets	811	567	309	524	350	187

Total assets	10,884	12,378	12,535	7,028	7,644	7,605

Loan to Protium	10,884	12,727	12,641	7,028	7,859	7,669

Capital Resources
	As at 31.12.10	As at 31.12.09
	£m	£m
Ordinary shareholders' funds	59,174	55,925
Regulatory adjustments:
Available for sale reserve - debt	340	83
Available for sale reserve - equity	-	(335)
Cash flow hedging reserve	(152)	(252)
Defined benefit pension scheme	99	431
Adjustments for scope of regulatory consolidation	99	196
Foreign exchange on RCIs and upper Tier 2 loan stock	209	25
Adjustment for own credit	(621)	(340)
Other adjustments	(40)	144
Equity non-controlling interests	2,923	2,351
Less: Intangible assets	(8,326)	(8,345)
Less: Net excess of expected loss over impairment at 50%	(168)	(25)
Less: Securitisation positions at 50%	(2,360)	(2,799)
Less: Non Core Tier 1 capital issues included in shareholders' funds	(7,937)	(8,427)
Core Tier 1 Capital	43,240	38,632

Preference shares	6,317	6,256
Reserve Capital Instruments	6,098	6,724
Tier One Notes1	1,046	1,017
Tax on the net excess of expected loss over impairment	(100)	8
Less: Material holdings in financial companies at 50%	(2,872)	(2,915)
Total qualifying Tier 1 capital	53,729	49,722

Revaluation reserves	29	26
Available for sale reserve - equity	-	335
Collectively assessed impairment allowances	2,409	2,443
Tier 2 non-controlling interests	572	547
Qualifying subordinated liabilities:
Undated loan capital	1,648	1,350
Dated loan capital	16,565	15,658
Less: Net excess of expected loss over impairment at 50%	(168)	(25)
Less: Securitisation positions at 50%	(2,360)	(2,799)
Less: Material holdings in financial companies at 50%	(2,872)	(2,915)
Total qualifying Tier 2 capital	15,823	14,620

Less: Other regulatory deductions	(2,250)	(880)

Total net capital resources	67,302	63,462

Risk weighted assets	398,031	382,653

Capital Ratios
Core Tier 1 ratio	10.9%	10.1%
Tier 1 ratio	13.5%	13.0%
Risk asset ratio	16.9%	16.6%

1 Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Accounting Policies

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business and Risk Management sections.

The Directors confirm, in light of current and anticipated economic conditions, that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, a going concern basis for preparing financial statements continues to be adopted.

Changes to Accounting Policy

The Group has continued to apply the accounting policies used for the 2009 Annual Report and has adopted the following standards from 1st January 2010 (prior periods are not affected by these revised standards):

-
IFRS 3 Business Combinations. For the Group, the main change is that any costs directly related to the acquisition of a subsidiary are expensed as incurred, and are not part of the cost of the business combination

-
IAS 27 Consolidated and Separate Financial Statements. Changes in ownership interests in subsidiaries are now accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control. In addition, when the Group ceases to have control in a subsidiary, any retained interest in the subsidiary is re-measured to its fair value, with the change in carrying amount recognised in profit or loss

A number of other amendments and interpretations to IFRS have been issued that first apply from 1st January 2010. These have not resulted in any material changes to the Group's accounting policies.

Since 1st January 2010, we have reorganised our activities under revised business segments. The comparatives have been restated to reflect this group structure, per our announcement on 22nd March 2010.

Future Accounting Developments

IFRS 9 Financial Instruments contains new requirements for accounting for financial assets and liabilities which, by 30 June 2011, will include new requirements for impairment and hedge accounting, replacing the corresponding requirements in IAS 39 Financial Instruments: Recognition and Measurement. It will introduce significant changes in the way that the Group accounts for financial instruments. The key changes issued and proposed relate to:

-	Financial assets. Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading, which may be held at fair value through equity

-
Financial liabilities. Gains and losses on own credit arising from financial liabilities designated at fair value through profit or loss will be excluded from the Income Statement and instead taken to Other Comprehensive Income

-	Impairment. Both expected losses and incurred losses will be reflected in impairment allowances for loans and advances

-	Hedge accounting. Hedge accounting will be more closely aligned with financial risk management

Adoption is not mandatory until periods beginning on or after 1st January 2013. Earlier adoption is possible, subject to EU endorsement. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

With respect to other future developments the International Accounting Standards Board (IASB) is undertaking a comprehensive review of existing IFRSs which, in June 2010, it prioritised into those IFRSs that it expects to issue by 30th June 2011. In addition to IFRS 9, these 30th June 2011 standards which are expected to be more significant for the Group are as follows:

-	Leases. Under the proposals, lessees are required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet

-	Post employment benefits. The amendments to IAS 19 Employee Benefits require net pension liabilities arising from defined benefit pension schemes to be recognised in full

In addition to the above, the IASB plans to issue new standards on Insurance Contracts, Offsetting, Consolidation, Fair Value Measurement, the Presentation of Other comprehensive income and Revenue recognition. The Group will consider the financial impacts of these new standards as they are finalised.

Parent Company - Barclays PLC

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group's ultimate parent company.  The consolidated results and financial position of Barclays Bank PLC Group and Barclays PLC Group are materially the same, with the key differences being that in accordance with IFRS:

-
Barclays PLC shares held by the Group in employee share schemes and for trading purposes are deducted from reserves in Barclays PLC but recognised as available for sale and trading portfolio assets within Barclays Bank PLC; and

-
certain capital instruments issued by Barclays Bank PLC, comprising Reserve Capital Instruments, Upper Tier 2 Notes and Preference Shares, are recognised as ordinary shareholders equity by Barclays Bank PLC, but represent non-controlling interests in the financial statements of Barclays PLC.

This report contains disclosure on business segment profit before tax on page 2 and risk management matters on pages 15 to 26. More extensive disclosures are contained in the Barclays PLC Results Announcement for the year ended 31st December 2010, including risk exposures and business performance, which are materially the same as those in Barclays Bank PLC.

Notes 1. Net Interest Income
	Year Ended	Year Ended
	31.12.10	31.12.09
	£m	£m
Cash and balances with central banks	271	131
Available for sale investments	1,483	1,937
Loans and advances to banks	440	513
Loans and advances to customers	17,677	18,456
Other	164	199
Interest income	20,035	21,236

Deposits from banks	(370)	(634)
Customer accounts	(1,415)	(2,720)
Debt securities in issue	(3,632)	(4,134)
Subordinated liabilities	(1,778)	(1,718)
Other	(322)	(361)
Interest expense	(7,517)	(9,567)

Net interest income	12,518	11,669

2. Net Fee and Commission Income
	Year Ended	Year Ended
	31.12.10	31.12.09
	£m	£m
Fee and commission income	10,368	9,946
Fee and commission expense	(1,497)	(1,528)
Net fee and commission income	8,871	8,418

3. Net Trading Income
	Year Ended	Year Ended
	31.12.10	31.12.09
	£m	£m
Trading income	7,019	8,132
Gain on foreign exchange dealings	670	682
Own credit gain/(charge)	391	(1,820)
Net trading income	8,080	6,994

The own credit adjustment arose on £96bn of Barclays Capital's financial liabilities designated at fair value (2009: £86bn).

4. Operating Expenses
	Year Ended	Year Ended
	31.12.10	31.12.09
	£m	£m
Staff costs	11,916	9,948
Administrative expenses	5,848	4,886
Operating lease rentals	637	639
Gain on property disposals	(29)	(29)
Depreciation	790	759
Amortisation of intangible assets	437	447
Impairment of property, equipment and intangible assets	125	61
Impairment of goodwill	243	1
Operating expenses	19,967	16,712

5.        Tax

The tax charge for continuing operations for 2010 was £1,516m (2009: £1,047m) representing an effective tax rate of 25% (2009: 23%). The effective tax rate for both periods differs from the UK tax rate of 28% (2009: 28%) because of non-taxable gains and income, different tax rates that are applied to the profits and losses outside of the UK, disallowable expenditure and adjustments in respect of prior years.

The UK has passed legislation to reduce the UK tax rate from 28% to 27% from 1st April 2011. This reduced the value of the net UK deferred tax asset at 31st December 2010 resulting in a tax charge of £14m (2009: £nil).

	Assets		Liabilities
	31.12.10	31.12.09	31.12.10	31.12.09
Current and deferred tax assets and liabilities	£m	£m	£m
Current tax	196	349	(646)	(964)
Deferred tax	2,517	2,303	(514)	(470)
Total	2,713	2,652	(1,160)	(1,434)

6. Dividends on Ordinary Shares

	Year Ended 31.12.10	Year Ended 31.12.09
	Total	Total
Dividends Paid During the Year	£m	£m
Final dividend paid during year	-	-
Interim dividends paid during year	235	103

7.        Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year Ended	Year Ended	Year Ended	Year Ended
	31.12.10	31.12.09	31.12.10	31.12.09
	£m	£m	£m	£m
Absa Group Limited	362	272	3,208	2,539
Other non-controlling interests	29	24	259	235
	391	296	3,467	2,774

The increase in Absa Group Limited non-controlling interest is attributed to £362m share of net profit and £436m upward foreign exchange movement, partially offset by £138m dividend payment.

8. Derivative Financial Instruments
	Contract Notional	Fair Value
Derivatives Held for Trading - 31st December 2010	Amount	Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	3,513,911	60,420	(62,141)
Interest rate derivatives	41,764,637	270,730	(251,941)
Credit derivatives	1,952,475	47,017	(45,044)
Equity and stock index and commodity derivatives	1,286,181	40,419	(44,037)
Total derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	149,763	760	(925)
Derivatives designated as fair value hedges	83,968	924	(1,012)
Derivatives designated as hedges of net investments	6,622	49	(416)
Total derivative assets/(liabilities) designated in hedge accounting relationships	240,353	1,733	(2,353)
Total recognised derivative assets/(liabilities)	48,757,557	420,319	(405,516)

Derivatives Held for Trading - 31st December 2009
Foreign exchange derivatives	2,838,168	51,488	(57,697)
Interest rate derivatives	33,203,958	260,375	(244,337)
Credit derivatives	2,016,796	56,295	(51,780)
Equity and stock index and commodity derivatives	1,073,057	47,480	(48,205)
Total derivative assets/(liabilities) held for trading	39,131,979	415,638	(402,019)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	115,672	717	(545)
Derivatives designated as fair value hedges	58,054	438	(618)
Derivatives designated as hedges of net investments	6,292	22	(234)
Total derivative assets/(liabilities) designated in hedge accounting relationships	180,018	1,177	(1,397)
Total recognised derivative assets/(liabilities)	39,311,997	416,815	(403,416)

9.        Financial Instruments at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
31st December 2010	(Level 1)	(Level 2)	(Level 3)	Total
	£m	£m	£m	£m
Trading portfolio assets	48,466	114,723	5,741	168,930
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale assets	25,949	36,201	3,290	65,440
Total Assets	82,844	584,313	29,017	696,174

Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total Liabilities	(32,818)	(533,128)	(9,992)	(575,938)

31st December 2009
Trading portfolio assets	76,256	69,061	6,078	151,395
Financial assets designated at fair value	6,975	24,893	10,700	42,568
Derivative financial assets	3,163	401,451	12,201	416,815
Available for sale assets	20,087	35,287	1,277	56,651
Total Assets	106,481	530,692	30,256	667,429

Trading portfolio liabilities	(42,238)	(8,936)	(78)	(51,252)
Financial liabilities designated at fair value	(109)	(83,944)	(3,828)	(87,881)
Derivative financial liabilities	(2,386)	(391,916)	(9,114)	(403,416)
Total Liabilities	(44,733)	(484,796)	(13,020)	(542,549)

Transfers between level 1 and level 2 primarily comprised government bonds that are no longer deemed to be exchange traded.

10.      Share Capital

Ordinary Shares

Called up share capital comprises 2,342 million (2009: 2,342 million) ordinary shares of £1 each.

The whole of the issued share capital of Barclays Bank PLC at 31st December 2010 is beneficially owned by Barclays PLC.

Preference Shares

The issued preference share capital of Barclays Bank PLC, as at 31st December 2010, comprised 1,000 Sterling Preference Shares of £1 each (2009: 1,000); 240,000 Euro Preference Shares of €100 each (2009: 240,000); 75,000 Sterling Preference Shares of £100 each (2009: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2009: 100,000); 237 million US Dollar Preference Shares of US$0.25 each (2009: 237 million).

11. Contingent Liabilities and Commitments
	Year Ended	Year Ended
	31.12.10	31.12.09
	£m	£m

Securities lending arrangements	27,672	27,406
Guarantees and letters of credit pledged as collateral security	13,783	15,406
Performance guarantees, acceptances and endorsements	9,175	9,962
Contingent liabilities	50,630	52,774

Documentary credits and other short-term trade related transactions	1,194	762

Standby facilities, credit lines and other commitments	222,963	206,513

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1st December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the sale of the business. As at 31st December 2010, the fair value of the collateral held was £28,465m (2009: £28,248m) and that of the stock lent was £27,672m (2009: £27,406m).

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK's compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by facilities provided by HM Treasury to FSCS in support of FSCS's obligations to the depositors of banks declared in default. The total of these facilities is understood to be approximately £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £63m in other liabilities as at 31st December 2010 (2009: £108m) in respect of levies raised by the FSCS.

Barclays Capital US Mortgage Activities

Barclays activities within the US mortgage market during the period 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $7bn of loans to others - including loans sold in 2009.  Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.  In connection with Barclays loan sales and sponsored private-label securitisations, Barclays made certain representations and warranties (R&Ws) that the loans sold met certain requirements.  Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws were breached.  The $7bn of loans sold to others were generally priced at significant discounts and contained more limited R&Ws than loans sold to GSEs.  Third party originators provided mortgage loan R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Total unresolved repurchase requests associated with all loans sold to others and private label activities were $21m at 31st December 2010.  Additionally, claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions. Although current provisions are adequate to cover estimated losses associated with outstanding repurchase claims, it is not practicable to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the foregoing matters at this time.

12.         Legal proceedings

Lehman Brothers Holdings Inc.

On 15th September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenge certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants seek an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale. On 16th November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Bankruptcy Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29th January 2010, BCI filed its response to the motions. Barclays considers that the motions and claims against BCI are without merit and BCI is vigorously defending its position. On 29th January 2010, BCI also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale. Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 31st December 2010, approximately £2.0bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31st December 2010. The Court commenced a hearing in mid-April 2010, and claimants completed the presentation of their fact evidence on 25th June 2010. The evidentiary hearing resumed in August, September and October 2010, when Barclays presented its case-in-chief and both sides presented expert testimony. Evidence is now closed. Closing arguments were heard on 21st October 2010, and the post-trial briefing was submitted on 22nd November 2010. Judgment is expected in 2011. It is not possible to estimate any possible loss to Barclays in relation to these matters or any effect that these matters might have upon operating results in any particular financial period.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York. The consolidated amended complaint, dated 12th February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5th January 2011, the Court issued an order, and on 7th January 2011, judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On 4th February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order, and that motion is pending.  Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Other

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial statements of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

13.         Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory Change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry.

In the UK, the FSA's current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Consumer Protection and Markets Authority by the end of 2012. The Independent Commission on Banking has been charged by the UK Government with reviewing the UK banking system. Its remit includes looking at reducing systemic risk, mitigating moral hazard, reducing the likelihood and impact of bank failure and competition issues. Its findings and recommendations are expected by September 2011.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform although the full impact will not be known until implementing rules are made by governmental authorities, a process which is currently ongoing.

Payment Protection Insurance (PPI)

PPI has been under scrutiny by the UK competition authorities and financial services regulators. The UK Competition Commission (CC) has undertaken an in-depth enquiry into the PPI market which has resulted in the CC introducing a number of remedies including a prohibition on sale of PPI at the point of sale.

Tackling poor PPI sales practices remains a priority for the FSA who issued a Policy Statement on 10th August 2010 which amends the DISP (Dispute Resolution: Complaints) rules in the FSA Sourcebook for the handling of such complaints. Firms were initially required by the FSA to implement the new measures by 1st December 2010. In October 2010 the British Bankers' Association launched a judicial review of the FSA on the basis that the Policy Statement applies incorrect standards for the management of PPI sales complaints, including retrospective application of rules with higher standards than those in place at the time of sale. These proceedings are also against the Financial Services Ombudsman Service (FOS) which seeks to implement the same standards for the resolution of complaints referred to it. Pending the outcome of the proceedings which took place in January 2011, implementation of the Policy Statement and FOS Guidance is on hold and affected complaints cannot be determined. There is currently no indication of the timetable for judgment. It is not practicable to provide an estimate of the financial effects.

Interchange

The Office of Fair Trading (OFT), as well as other competition authorities elsewhere in Europe, continues to carry out investigations into Visa and Mastercard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing of these cases is uncertain but outcomes may be known within the next 2-4 years.

Sanctions

US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others. HM Treasury regulations similarly require compliance with sanctions adopted by the UK Government. Barclays conducted an internal review of its conduct with respect to US Dollar payments involving countries, persons and entities subject to US economic sanctions and reported the results of that review to various governmental authorities, including the US Department of Justice, the Manhattan District Attorney's Office and the US Department Of Treasury's Office of Foreign Assets Control (together the US Authorities), which conducted investigations of the matter.

13.         Competition and Regulatory Matters (continued)

On 18th August 2010, Barclays announced that it had reached settlements with the US Authorities in relation to the investigation by those agencies into compliance with US sanctions and US Dollar payment practices. In addition, an Order to Cease and Desist was issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department. Barclays agreed to pay a total penalty of $298m and entered into Deferred Prosecution Agreements covering a period of 24 months. Barclays fully briefed other relevant regulators on this settlement. The Deferred Prosecution Agreements mean that no further action will be taken against Barclays by the US Authorities if, as is Barclays intention, for the duration of the defined period Barclays meets the conditions set down in its agreements with the US Authorities. Barclays does not anticipate any further regulatory actions relating to these issues.

14.         Discontinued Operations

On 1st December 2009 the Group completed the sale of Barclays Global Investors to BlackRock, Inc. (BlackRock). The consideration at completion was $15.2bn (£9.5bn), including 37.567 million new BlackRock shares. This gave the Group an economic interest of 19.9% of the enlarged BlackRock group, which is accounted for as an available for sale equity investment. The profit on disposal before tax recorded in 2009 was £6,331m, with a tax charge of £43m, reflecting the application of UK substantial shareholdings relief in accordance with UK tax law.

Discontinued operations for 2009 up to the date of disposal, 1st December 2009, generated profit after tax of £6,777m, including £6,288m arising on disposal. In 2009, for the period up to disposal, the discontinued operations generated other comprehensive losses of £58m and a net decrease in cash and cash equivalents of £376m.

Other Information

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 1026167

Website

www.barclays.com

For Further Information Please Contact

Investor Relations	Media Relations
Stephen Jones / James Johnson	Howell James /Giles Croot
+44 (0) 20 7116 5752/7233	+44 (0) 20 7116 6060/6132

More information on Barclays including the Barclays PLC Results Announcement can be found on our website at the following address: www.barclays.com/investorrelations

Glossary

Absa - The South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

Absa Group Limited - Refers to the consolidated results of the South African Group of which the parent company is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations. See Risk Management section - Credit Market Exposures.

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances, goodwill and intangible assets. See 'Tier 1 Capital' below.

Adjusted profit before tax -Profit before own credit, gains on other acquisitions and disposals and gains on debt buy-backs.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria. See Risk Management section - Credit Market Exposures.

Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, this entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets. See Risk Management section - Credit Market Exposures.

Barclays Corporate - A business unit that provides global banking services across 10 countries grouped into three markets: UK & Ireland, Continental Europe (Spain, Italy, Portugal and France) and New Markets (India, Pakistan, Russia and the UAE).

BCBS - Basel Committee of Banking Supervisors ("BCBS", or "The Basel Committee"), a forum for regular cooperation on banking supervisory matters and develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

Capital Ratios - Key financial ratios measuring the Group's capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk Asset ratio.

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party. See Risk Management section - Credit Market Exposures.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches). See Risk Management section - Credit Market Exposures.

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Commercial Real Estate - Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties. Commercial real estate loans are those backed by a package of commercial real estate assets. See Risk Management section - Credit Market Exposures.

Compensation: income ratio - Staff compensation based costs compared to total income.

Continental Europe - See Barclays Corporate.

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA.

Core Tier 1 ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Cost: income ratio - Operating expenses compared to total income net of insurance claims.

Cost: net income ratio - Operating expenses compared to total income net of insurance claims less impairment charges and other credit provisions.

Coverage ratio - Impairment allowances as a percentage of credit risk loan balances.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers. See Risk Management section - Credit Market Exposures.

Credit Market Exposures - Relates to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Credit Valuation Adjustment (CVA) -The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty's risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group's balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see VaR, Average Daily Value at Risk and Spot daily Value at Risk).

Delinquency - See 'Arrears'.

Economic profit - Profit attributable to equity holders of the parent excluding amortisation of acquired intangible assets less a capital charge representing adjusted average shareholders' equity excluding non-controlling interests multiplied by the Group cost of capital.

Expected loss - The Group's measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Fixed income, currency and commodities - Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

FSA-eligible pool assets (liquid assets buffer) - High quality unencumbered assets that meet the FSA's requirements for liquidity.  These assets include, for example, high quality government or central bank securities, certain sight deposits with central banks, and securities issued by designated multilateral development banks.

Gain on acquisitions - The amount by which the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

Global Retail Banking (GRB) - UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa.

Gross new UK lending - New lending advanced to UK customers during the year.

Income - Total income net of insurance claims, unless otherwise specified.

Income: cost jaws - The difference between the growth in cost and the growth in income.

Individually/Collectively Assessed - Impairment is measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

Individual liquidity guidance (ILG)- Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain

Interchange income - A fee that is paid to a credit card issuer in the clearing and settlement of a sales or cash advance transaction.

Internal funds pricing - The Group's mechanism for pricing intra-group funding and liquidity.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Investment banking -fee generating businesses encompassing Advisory, Debt and Equity Origination.

Home Loan - A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans - Loans that are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowances have been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liquidity Coverage Ratio (LCR) - The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible.  These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity pool/buffer - The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks (held at amortised cost).

Loan to deposit ratio - The ratio of loans and advances to customer accounts. This excludes certain liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured CDs and retail bonds), which are included within debt securities in issue.

Loan to deposit and long term funding ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (due after 1 year) and equity.

Loan to value ratio (LTV) - Expresses the amount borrowed against asset (i.e. a mortgage) as a percentage of the appraised value. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Monolines - A monoline insurer is defined as an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held. See Risk Management section - Credit Market Exposures.

Monoline Wrapped - Debt instruments for which credit enhancement or protection by a monoline insurer has been obtained. The wrap is credit protection against the notional and principal interest cash flows due to the holders of debt instruments in the event of default in payment of these by the underlying counterparty. Therefore, if a security is monoline wrapped its payments of principal and interest are guaranteed by a monoline insurer. See Risk Management section - Credit Market Exposures.

Mortgage Backed Securities (MBS) - Securities that represent interests in a group of mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Net income: cost jaws - The difference between the growth in net income and the growth in cost.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Interest Margin - The margin is expressed as annualised net interest income for Global Retail Bank, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

Net Investment Income - Includes the net result of revaluing financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

Net Stable Funding Ratio (NSFR) - The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015.  Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

Net Trading Income - Arises from trading positions which are held at fair value, including market-making and customer business. The resulting gains and losses are included in the income statement together with interest, dividends and funding costs relating to trading activities.

New Markets - See Barclays Corporate.

Non-investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of BB+ or below.

Own Credit - The effect of the Group's own credit standing on the fair value of financial liabilities.

Potential Credit Risk Loans (PCRLs) - Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential Problem Loans (PPLs) - Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Prior year deferrals - Charges relating to prior year compensation awards, including share based payments, long term incentive plans and deferred bonuses not recognised in prior years. For accounting purposes, charges for compensation awards are recognised over the period in which the employee provides the related services.

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Repurchase agreement (repo)/reverse repurchase agreement (reverse repo) - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal). See Risk Management section - Credit Market Exposures.

Retail Loans - Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

Return on average risk weighted assets - Calculated as profit after tax for the year divided by average risk weighted assets for the year.

Risk adjusted net interest margin - The margin is calculated as the result of the annualised net interest margin for Global Retail Bank, Barclays Corporate and Barclays Wealth less the income statement impairment charge on loans and advances, divided by the sum of the average assets and average liabilities for those businesses.

Risk asset ratio - A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

Risk weighted assets - A measure of a bank's assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

SIV Lites - Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates. See Risk Management section - Credit Market Exposures.

Special Purpose Entities (SPEs) or Special Purpose Vehicles (SPVs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including the provision of financing to fund asset purchases, or commitments to provide finance for future purchases; derivative transactions to provide investors in the SPE with a specified exposure; the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and direct investment in the notes issued by SPEs.

Structured Investment Vehicles (SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost. See Risk Management section - Credit Market Exposures.

Structured finance/notes - A structured note is an investment which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime - Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default. See Risk Management section - Credit Market Exposures.

Tax paid - All amounts paid to taxation authorities during the year in respect of taxes borne and collected by the Group. This includes corporate income tax paid, taxes paid on behalf of employees, irrecoverable VAT and other taxes.

Tier 1 capital - A measure of a bank's financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 2 capital - Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Top-line income - Income before own credit gains/losses and credit market write-downs.

UK & Ireland - See Barclays Corporate

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Whole loans - A mortgage loan sold in its entirety when the buyer assumes the entire loan along with its rights and responsibilities. A whole loan is differentiated from investments in which the buyer becomes part owner of a pool of mortgages. See Risk Management section - Credit Market Exposures.